Management’s Discussion and Analysis

General

This Management's Discussion and Analysis of NovaGold Resources Inc. ('NovaGold' or the 'Company') is dated October 7, 2005 and provides an analysis of NovaGold's financial results for the three and nine months ended August 31, 2005 compared to the same periods in the previous year. At October 7, 2005 the Company had 72.6 million common shares issued and outstanding.

The following information should be read in conjunction with the Company's August 31, 2005 unaudited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company's 2004 Annual Report. The Company's accounting policy for investments has been expanded to include accounting for investments acquired since November 30, 2004. When no significant influence exists, the Company accounts for its investments in shares of other resource companies as long term investments and records the investment at cost unless an other-than-temporary decline in value has been determined, in which case the investment is written down to market value. When the Company has significant influence the investment is accounted using the equity method. The Company's proportionate share of income and expenses are recorded and a corresponding entry is made to the investment account. Investments that are expected to be sold within one year are recorded as temporary investments. The Company's accounting policies have been consistently followed in preparation of these consolidated financial statements except that the Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective December 1, 2004. This guideline requires the consolidation of VIE's by the primary beneficiary: the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not been material to the Company. All amounts are in Canadian dollars unless otherwise stated.

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing three of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with subsidiaries of Rio Tinto and also the Company's Nome, Alaska operations. NovaGold had $65.8 million of unrestricted cash at August 31, 2005 with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Results of Operations

The Company had a net loss of $1.5 million (or $0.02 per share) for its third quarter ended August 31, 2005, compared with a net loss of $0.3 million (or $0.00 per share) for the same quarter in 2004. The increase in the quarter's loss was mainly due to the exploration and mineral property write-downs of $0.5 million, a net loss of $0.3 million from an equity investment and higher wages and benefits of $0.2 million as a result of the Company's growth and increased activity in all aspects of its business. These results do not include the unrealized gain of $5.7 million, as at August 31, 2005, on the Company's investment in shares of US Gold Corp. acquired in July 2005.

Net revenues from the Company's Nome, Alaska land and gravel operations and interest income totaled $1.2 million for the third quarter of 2005, compared with $1.3 million in the same period in 2004. The reduction of $0.1 million is due to decreased land and gravel sales offset by higher interest income due to larger cash balances resulting from a private placement closed on July 7, 2005 for net proceeds of $59 million.

Expenses were $2.3 million for the third quarter ended August 31, 2005 compared with $1.5 million in the same quarter in 2004. During the quarter the Company incurred mineral property write-downs totaling $0.5 million, mainly related to current and prior period exploration expenditures on the Thunder Mountain property in Nevada; the option agreement on that property is being allowed to lapse because drilling results did not meet our target expectations. There was no comparative amount in the same period for the previous year. Corporate expenses were also higher in the third quarter of 2005 compared with the same period in 2004, mainly due to higher salaries and wages of $0.2 million, higher corporate development and communication costs of $0.1 million, higher general and administrative expenses of $0.1 million, offset by lower stock-based compensation of $0.1 million. The increased corporate costs are a result of the Company's growth and increased activities. Expenditures on mineral properties increased from $11 million in the third quarter of 2004 to $27 million in the same period in 2005.

The Company had a net loss of $8.4 million (or $0.13 per share) for the nine months ended August 31, 2005, compared with a net loss of $7.1 million (or $0.12 per share) for the same period in 2004. The $1.3 million increase in net loss is due mainly to a reduction of net revenues by $0.5 million, an increase of expenses of $0.4 million and a net loss of $0.3 million from an equity investment. The largest expense item for both years was the non-cash stock-based compensation expense of $4.3 million in 2005 and $5.8 million in 2004.

Selected Financial Data

The following quarterly information are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).

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Management’s Discussion and Analysis

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	8/31/05	5/31/05	2/28/05	11/30/04	8/31/04	5/31/04	2/29/04	11/30/03
	$	$	$	$	$	$	$	$

Net revenues	1,074	409	515	946	1,207	581	735	575
Loss for the quarter	(1,451)	(1,797)	(5,137)	(1,263)	(286)	(6,533)	(294)	(1,537)
Loss per share - basic and diluted	(0.02)	(0.03)	(0.08)	(0.01)	(0.00)	(0.12)	(0.01)	(0.02)
Net expenditures on mineral
properties and related deferred costs(1)
USA	4,145	2,735	1,613	3,852	3,153	970	480	2,916
Canada	22,232	6,442	2,859	7,621	92,980(2)	1,553	437	(109)

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and are net of recoveries, adjustments and option pay- ments received.
(2)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. in July 2004.

The Company carries out exploration activities in Canada and the United States. The Company's exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the third quarter ended August 31, 2005, the Company expended gross $26.9 million on mineral properties and related deferred costs. Of this amount, $22.2 million related to spending on development activities at the Galore Creek project located in Northern British Columbia. The Company expended $1.0 million on engineering and environmental permitting at the Rock Creek project located in Nome, Alaska and at the Big Hurrah project, located near Rock Creek, the Company expended $1.4 million this quarter on exploration. The Company also expended $1.9 million on drilling at the Ambler project.

Factors that can cause fluctuations in the Company's quarterly results are the timing of the Nome land sales, stock option grants, corporate development and communication costs, wages and benefits, professional fees and the write-offs of mineral property costs previously capitalized. The majority of the Company's properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company's sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company's cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in the first three quarters of 2005.

Liquidity and Capital Resources

The Company expended $5.0 million on net operating activities during the nine months ended August 31, 2005 compared with $3.8 million during the same period in 2004. The largest element of the increase was the increase in cash flows used for operations before changes in non-cash working capital.

The Company received net proceeds of $60.0 million from a private placement and the exercise of stock options during the nine months ended August 31, 2005 compared with $5.8 million from the exercise of stock options and warrants and the issuance of shares associated with the acquisition of SpectrumGold Inc. during the same period in 2004. On July 7, 2005 the Company issued 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.9 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008.

The Company expended $45.4 million on investing activities during the nine months ended August 31, 2005 compared with $10.9 million during the same period in 2004. During the period, the Company expended a total of $42.4 million on mineral properties and related deferred costs. The majority of the mineral property expenditures occurred at the Galore Creek and Rock Creek projects. As at August 31, 2005, the Company had completed 37,000 meters of drilling at Galore Creek with the majority of the expenditures being direct drilling, helicopter support, personnel and camp costs. The Company is also working on a Pre-Feasibility level study that will incorporate the new resources discovered in the 2004 drill program and is targeting up to a 100% increase in the mining and milling rate from the independent Preliminary Economic Assessment (PEA) study completed on the project in August 2004 by Hatch. At Rock Creek, the Company is working on engineering and environmental permitting to advance the project to a construction decision in the first half of 2006. Expenditures have also been made at the Big Hurrah project, located near Rock Creek, with an objective to define additional resources that could be processed at the anticipated Rock Creek mill facilities. While at the Ambler project, the Company is undertaking an in-fill drilling program in preparation for completion of a 43-101 compliant resource estimate.

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Management’s Discussion and Analysis

The Company also purchased property, plant and equipment totaling $7.4 million compared with $0.6 million during the previous year. The Company had begun purchasing the mobile fleet and other equipment in anticipation of a construction decision at Rock Creek in early 2006. The Company had also purchased 5,374,544 shares in US Gold Corp. for US$2.7 million during the quarter.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company's expenditures on its properties are of a discretionary nature.

At August 31, 2005, the Company's aggregate commitments for operating leases totaled $3.3 million. These operating leases include the Company's leased head office and certain office equipment. The future minimum lease payments at the quarter end are approximately as follows:

in thousands of Canadian dollars
$
2005	53
2006	289
2007	295
2008	295
2009	295
Thereafter	2,074

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At August 31, 2005 the Company had unrestricted cash and cash equivalents of $65.8 million. The Company completed a bought deal private placement for net proceeds of $59 million and all funds have been invested in high quality commercial paper or bank paper with terms of less than three months that can be easily liquidated. The Company intends to use the proceeds from the private placement for exploration and development work on the Galore Creek and Rock Creek projects and general corporate purposes.

As announced in the second quarter, the Company has increased its 2005 budget at the Galore Creek project from $25 million to at least $40 million, including a program targeting 60,000 meters of drilling and significant project engineering and environmental work. The specific objectives are to complete a pre-feasibility level assessment of the project by the second half of 2005, to complete an in-fill drilling pro-gram to upgrade the in-pit inferred mineralization into indicated mineralization, to complete all field engineering studies required to complete a feasibility study by the second half of 2006, to complete collection and analysis of baseline environmental data and to prepare a formal environmental assessment document and key permit applications for submission by early 2006, and to continue to build on our relationship with the Tahltan First Nations including reaching a legal agreement with the Tahltan regarding project development.

At the Rock Creek project the final feasibility study using the services of the independent engineering firm Norwest Corporation is ongoing. The Company completed additional in-fill drilling and metallurgical testwork as part of the final feasibility study and has decided to include mining from the Big Hurrah deposit as part of the study. A budget of US$4 million was planned for the development work in 2005 with the objective of the program to advance Rock Creek to a stage of being fully permitted and ready to construct. A further US$1.75 million was anticipated to be expended, mainly on drilling, at the Big Hurrah project located 45 miles from Rock Creek. Although the studies and permitting are not complete the Company, as previously announced, has commenced purchasing certain critical mobile and other equipment to be able to begin construction at Rock Creek immediately upon completion of permitting which is targeted for early 2006. The potential commitment on these items in 2005 is expected not to exceed US$20 million and as at August 31, 2005 US$5.9 million had been spent.

At the Ambler project, the Company plans to spend US$4 million on 6,000 meters of drilling with the objectives to advance the project to a Preliminary Economic Assessment level study by continuing the drilling program to define the resource, completing transportation and energy studies and increasing the resource base by testing possible ore zone extensions defined through deposit modeling.

At the Donlin Creek project, no financial contribution is required by NovaGold in 2005 for the project but Placer Dome budgeted to expend US$13 million on a 20,000 meter drill program to increase inferred resources to the indicated category, on detailed engineering and design, and on environmental assessment documentation for development of the project, and completion of a pre-feasibility level study. The drill program is complete, with 21,000 meters drilled, and final results are pending. Placer Dome has indicated they will complete a Pre-Feasibility level study in early 2006.

Related Party Transactions

In March 2005, the Company sold its subsidiary, 650399 BC Ltd (BC Ltd), which held the Company's Yukon and British Columbia assets other than the Galore Creek and its adjacent properties to Alexco Resource Corp. (Alexco), a newly formed company whose president is a director of NovaGold. Concurrent with the transfer, the Company's CEO was appointed to the board of directors of Alexco. The proceeds from the sale of BC Ltd were common shares in Alexco recorded at a fair value of $2.76 million, plus a cash payment equivalent to the cash existing in BC Ltd at the time of the

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Management’s Discussion and Analysis

sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd and thus there was no gain or loss on the sale. The Company intends to option back certain exploration rights to the Brewery Creek property, without assuming reclamation liabilities, from the purchaser, however, no final agreement has been signed at this time.

The Company has determined that it has significant influence in Alexco and has accounted for the investment using the equity method. The Company's proportionate share of income and expenses was recorded and a corresponding entry was made to the investment account. During the quarter the Company recorded $0.3 million of net losses as a result of equity accounting.

Critical Accounting Estimates

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Reclamation Costs
The amounts recorded for reclamation costs are estimates based on engineering studies and management's assessment of the work that is anticipated to remediate old mine workings of the Company's Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

Stock-based Compensation
CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments (CICA 3870) establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including, non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

Compensation expense for options and warrants granted is determined based on estimated fair values of the options and warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and grants.

The Company's accounting policies are described in Note 2 to the Company's 2004 audited consolidated financial statements which can be found on the Company's website: www.novagold.net or on SEDAR: www.sedar.com.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which

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Management’s Discussion and Analysis

are beyond the Company's control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Price Volatility-Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management's Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management's Discussion and Analysis. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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